================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------
                                  SCHEDULE 13D
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No. 3)

                                   ----------

                             Pogo Producing Company

                                (Name of Issuer)

Common Stock, Par Value $1 Per Share                        730448-10-7
--------------------------------------------------------------------------------
   (Title of class of securities)                          (CUSIP number)

                            Frederick A. Klingenstein
                       Klingenstein, Fields & Co., L.L.C.
                               787 Seventh Avenue
                          New York, New York 10019-6016
                                 (212) 492-7000
--------------------------------------------------------------------------------
(Name, address and telephone number of person authorized to receive notices and communications)

                                 March 14, 2001
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].



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NY2:\1048911\06\56706.0001

-------------------------------------------------------              -------------------------------------------------------------
CUSIP No. 730448-10-7                                       13D                                 Page 2
-------------------------------------------------------              -------------------------------------------------------------

-------------- -------------------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                         Frederick A. Klingenstein
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
-------------- -------------------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (a) [_]
                                                                                                                          (b) [x]
-------------- -------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- -------------------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:        PF; OO

-------------- -------------------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                        [_]
-------------- -------------------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 United States

----------------------- ----- ----------------------------------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER:                     795,192
        SHARES
                        ----- ----------------------------------------------------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER:                   878,483
       OWNED BY
                        ----- ----------------------------------------------------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER:                45,000
      REPORTING
                        ----- ----------------------------------------------------------------------------------------------------
     PERSON WITH         10   SHARED DISPOSITIVE POWER:              3,319,605

-------------- -------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  3,364,605

-------------- -------------------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [_]

-------------- -------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 6.3%

-------------- -------------------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                IN

-------------- -------------------------------------------------------------------------------------------------------------------

         SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------------------------------              -------------------------------------------------------------
CUSIP No. 730448-10-7                                       13D                                 Page 3
-------------------------------------------------------              -------------------------------------------------------------

-------------- -------------------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                John Klingenstein
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
-------------- -------------------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (a) [_]
                                                                                                                          (b) [x]
-------------- -------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- -------------------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:        PF; OO

-------------- -------------------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                        [_]
-------------- -------------------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 United States

---------------------- ------ ----------------------------------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER:                     561,654
       SHARES
                       ------ ----------------------------------------------------------------------------------------------------
    BENEFICIALLY         8    SHARED VOTING POWER:                   949,024
      OWNED BY
                       ------ ----------------------------------------------------------------------------------------------------
        EACH             9    SOLE DISPOSITIVE POWER:                  -0-
      REPORTING
                       ------ ----------------------------------------------------------------------------------------------------
     PERSON WITH        10    SHARED DISPOSITIVE POWER:              3,319,605

-------------- -------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   3,319,605

-------------- -------------------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [_]

-------------- -------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  6.2%

-------------- -------------------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                IN
-------------- -------------------------------------------------------------------------------------------------------------------

         SEE INSTRUCTIONS BEFORE FILLING OUT!

                  This Amendment No. 3 amends (and restates, in accordance with Rule 13d-2(e) under the Exchange Act) the Schedule 13D dated December 23, 1986, as amended, and is filed by Frederick A. Klingenstein and John Klingenstein

Item 1.       Security and Issuer.
              -------------------

                  The title and class of equity security to which this statement on Schedule 13D relates is the common stock, par value $1 per share ("Common Stock"), of Pogo Producing Company, a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 5 Greenway Plaza, Suite 2700, Houston, Texas 77252-0504.

Item 2.       Identity and Background.
              -----------------------

                  This statement is filed by Frederick A. Klingenstein and John Klingenstein (the "Reporting Persons"). A joint filing agreement among the Reporting Persons is filed as Exhibit 1 to this Amendment No. 3. The business address of the Reporting Persons is c/o Klingenstein, Fields & Co., L.L.C., 787 Seventh Avenue, New York, New York 10019-6016.

                  The present principal occupation of (i) Frederick A. Klingenstein is as the Chairman of and a member of Klingenstein, Fields & Co., L.L.C. ("Klingenstein Fields") and of (ii) John Klingenstein is as a member of Klingenstein Fields. The principal business of Klingenstein Fields is a registered investment advisor, and its address is 787 Seventh Avenue, New York, New York 10019-6016.

                  During the last five years, neither of the Reporting Persons has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  Each of the Reporting Persons is a citizen of the United States of America.

Item 3.       Source and Amount of Funds or Other Consideration.
              -------------------------------------------------

                  The source of funds used to purchase the shares of Common Stock was the Reporting Persons respective personal funds or the funds of the individuals, trusts or corporations that beneficially own the shares.

Item 4.       Purpose of Transaction.
              ----------------------

                  The shares of Common Stock beneficially owned by the Reporting Persons were acquired for investment purposes. The Reporting Persons may acquire additional securities of the Issuer or dispose of securities of the Issuer at any time and from time to time in open market transactions or otherwise.

                  Frederick A. Klingenstein is a member of the Board of Directors of the Issuer, and accordingly, he may be in a position to influence the management of the Issuer.

                  Although the foregoing represents the range of activities presently contemplated by the Reporting Persons with respect to the Issuer, it should be noted that the possible activities of the Reporting Persons are subject to change at any time.

                  Except as set forth above, neither of the Reporting Persons has any present plans or proposals which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.       Interest in Securities of the Issuer.
              ------------------------------------

                  (a) The responses of each of the Reporting Persons to Rows
(11) through (13) of the cover pages of this Amendment No. 3 to Schedule 13D are incorporated herein by reference. As of June 4, 2001, the Reporting Persons beneficially owned an aggregate of 3,364,605 shares of Common Stock, representing approximately 6.3% of the outstanding shares of Common Stock (the outstanding shares of Common Stock, 53,693,073, being determined in accordance with Rule 13d-3(d)(1) under the Exchange Act, to be equal to the sum of (i) 53,568,661 shares, based on number of shares outstanding as of the close of business on March 31, 2001, as reported in the Company's Form 10-Q for the fiscal quarter ended March 31, 2001 and (ii) the Reporting Persons' right to acquire an aggregate of 124,412 shares of Common Stock upon conversion of 5-1/2% Convertible Subordinated Notes due 2006 ("2006 Notes") and the exercise of options, in each case, within 60 days.

                  (b) The responses of the Reporting Persons to (i) Rows (7) through (10) of the cover pages of this Amendment No. 3 and (ii) Item 5(a) hereof are incorporated herein by reference.

                  As of June 4, 2001, Frederick A. Klingenstein had (i) sole voting power over 795,192 shares of Common Stock (which includes 45,000 shares issuable upon the exercise of options within 60 days) that are owned individually, jointly with his spouse, and/or by corporations or trusts of which he is the sole stockholder or sole trustee, (ii) shared voting power over 878,483 shares of Common Stock (which includes 14,223 shares issuable upon the conversion of 2006 Notes within 60 days) that are owned by various trusts for which he serves as one of the trustees or that are owned by persons who have granted him a power of attorney, (iii) sole dispositive power over 45,000 shares of Common Stock (which includes 45,000 shares issuable upon the exercise of options within 60 days) that are owned individually, and (iv) shared dispositive power over 3,319,605 shares of Common Stock (including 79,412 shares issuable upon the conversion of 2006 Notes within 60 days) that are in accounts (of Frederick A. Klingenstein and third parties) for which Klingenstein Fields has been given discretion pursuant to investment advisory agreements with Klingenstein Fields. Frederick A. Klingenstein disclaims beneficial ownership of all shares with the exception of those shares owned individually, jointly with his spouse and/or by corporations or trusts of which he is the sole stockholder or sole trustee.

                  As of June 4, 2001, John Klingenstein had (i) sole voting power over 561,654 shares of Common Stock that are owned individually, (ii) shared voting power over 949,024 shares of Common Stock (which includes 49,780 shares issuable upon the conversion of 2006 Notes within 60 days) that are owned by various trusts for which he serves as one of the trustees or that are owned by persons who have granted him a power of attorney, and (iii) shared dispositive power over 3,319,605 shares of Common Stock (including 79,412 shares issuable upon the conversion of 2006 Notes within 60 days) that are in accounts (of John Klingenstein and third parties) for which Klingenstein Fields has been given discretion pursuant to investment advisory agreements with Klingenstein Fields. John Klingenstein disclaims beneficial ownership of all shares with the exception of those shares owned individually.

                  (c) During the past 60 days, the Reporting Persons effected the following transactions in the Common Stock:

                              Date of           Amount of            Price per                Where and
    Person                  Transaction         Securities            Share*                How Effected
    ------                  -----------         ----------            ------                ------------
Discretionary Client          4/25/01                 1,500           $29.1733             NYSE (purchase)
Accounts**
Discretionary Client          4/26/01                 1,650           $30.35               NYSE (purchase)
Accounts**
Discretionary Client          4/26/01                22,000           $30.1415             NYSE (purchase)
Accounts**
Discretionary Client          4/27/01                   900           $29.16889            NYSE (purchase)
Accounts**
Discretionary Client          5/02/01                   900           $28.15               NYSE (purchase)
Accounts**
Discretionary Client          5/04/01                 5,000           $28.0954             NYSE (purchase)
Accounts**
Discretionary Client          5/08/01                21,500           $27.5598             NYSE (purchase)
Accounts**
Discretionary Client          5/15/01                 2,000           $28.70               NYSE (purchase)
Accounts**
Discretionary Client          5/17/01                 1,500           $29.55               NYSE (purchase)
Accounts**
Discretionary Client          5/17/01                   350           $28.80               NYSE (purchase)
Accounts**
Discretionary Client          5/17/01                   300           $29.14               NYSE (purchase)
Accounts**
Discretionary Client          5/22/01                 5,000           $29.938              NYSE (purchase)
Accounts**
Frederick A. Klingenstein      6/1/01                 5,000           N/A          Received a grant of a stock
                                                                                   option pursuant to the
                                                                                   Company's Incentive Plan for
                                                                                   service as a Non-Employee
                                                                                   Director of the Company. The
                                                                                   option has an exercise price
                                                                                   of $28.80 per share.

--------------------------
*Without regard to commissions or fees.
** Accounts of third parties for which Klingenstein Fields has been given discretion pursuant to investment advisory agreements.

                  (d) Each of the owners of accounts covered by investment advisory agreements with Klingenstein Fields may have the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the securities held in such owner's account. No such interest relates to more than five percent of the Common Stock.

                  (e) Not Applicable

Item 6.       Contracts, Arrangements, Understandings or Relationships With
              -------------------------------------------------------------
              Respect to Securities of the Issuer.
              ------------------------------------

                  A joint filing agreement among the Reporting Persons is filed as Exhibit 1 to this Amendment No. 3. Frederick A. Klingenstein has granted a general power of attorney to John Klingenstein (filed as Exhibit 2 hereto), and John Klingenstein has granted a general power of attorney to Frederick A. Klingenstein (filed as Exhibit 3 hereto). As a result of their positions as members of Klingenstein Fields, the Reporting Persons have shared dispositive power over shares of Common Stock held in accounts of third parties covered by investment advisory agreements with Klingenstein Fields.

                  Except as set forth above, neither of the Reporting Persons are parties to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to securities of the Company.

Item 7.       Materials to be Filed as Exhibits.
              ---------------------------------

Exhibit 1               Joint Filing Agreement by and among Frederick A.
                        Klingenstein and John Klingenstein, dated June 4, 2001.

Exhibit 2 General Power of Attorney from Frederick A. Klingenstein to John Klingenstein, dated August 5, 1985.

Exhibit 3 General Power of Attorney from John Klingenstein to Frederick A. Klingenstein, dated August 5, 1985.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 4, 2001




                                  Frederick A. Klingenstein
                          ----------------------------------------
                                  Frederick A. Klingenstein





                                      John Klingenstein
                          ----------------------------------------
                                      John Klingenstein

                                  EXHIBIT INDEX
                                  -------------

         Exhibit No.
         -----------

Exhibit No.                   Description of Exhibit
-----------                   ----------------------

Exhibit 1                     Joint Filing Agreement by and among Frederick A.
                              Klingenstein and Jonathan Klingenstein, dated June 4, 2001.

Exhibit 2                     General Power of Attorney from Frederick A.
                              Klingenstein to John Klingenstein, dated August 5, 1985.

Exhibit 3 General Power of Attorney from John Klingenstein to Frederick A. Klingenstein, dated August 5, 1985.